EXHIBIT 99.2

May 5, 2022

Subject:	Gildan Activewear Inc. (the “Corporation”) Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the virtual annual meeting of shareholders of the Corporation held on May 5, 2022 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. According to the Scrutineers’ report, shareholders were present at the Meeting, or represented by proxy, representing 163,314,526 common shares or 86.14% of the 189,590,226 shares outstanding on the March 8, 2022 record date for the Meeting.

1.	Election of Directors

An electronic ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Donald C. Berg	160,877,944	99.85%	237,274	0.15%
Maryse Bertrand	147,809,518	91.74%	13,305,701	8.26%
Dhaval Buch	158,785,600	98.55%	2,329,617	1.45%
Marc Caira	156,150,357	96.92%	4,964,860	3.08%
Glenn J. Chamandy	160,017,966	99.32%	1,097,252	0.68%
Shirley E. Cunningham	157,727,624	97.90%	3,387,594	2.10%
Russell Goodman	158,068,626	98.11%	3,046,591	1.89%
Charles M. Herington	155,527,074	96.53%	5,588,143	3.47%
Luc Jobin	156,642,129	97.22%	4,473,089	2.78%
Craig A. Leavitt	159,357,557	98.91%	1,757,660	1.09%
Anne Martin-Vachon	157,411,310	97.70%	3,703,908	2.30%

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2.	Advisory Vote on Executive Compensation

An electronic ballot was conducted with respect to the adoption of an advisory vote on executive compensation. According to proxies received and ballots cast, a majority of shareholders voted against the non-binding Advisory Vote on Executive Compensation, as per the following results:

	VOTES FOR	%	VOTES AGAINST	%
Advisory Vote on Executive Compensation	148,753,541	92.33%	12,361,673	7.67%

3.	Appointment of Auditors

An electronic ballot was conducted with respect to the appointment of the auditors. According to proxies received and ballots cast, KPMG LLP were appointed as the Corporation’s auditors for the ensuing year, at such remuneration as may be fixed by the Board of Directors with the following results:

	VOTES FOR	%	VOTES WITHHELD	%
Appointment of Auditors	144,985,209	88.78%	18,319,805	11.22%

Yours truly,

(s) Michelle Taylor
Michelle Taylor
Vice-President, General Counsel and Corporate Secretary

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